David W. Freese, Esq.

+1.215.963.5862

david.freese@morganlewis.com

VIA EDGAR

December 17, 2025

Aaron Brodsky, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Venerable Variable Insurance Trust (File Nos. 811-23910 and 333-274984)

Dear Mr. Brodsky:

On behalf of Venerable Variable Insurance Trust (the “Trust”), this letter responds to comments regarding post-effective amendment no. 6 to the Trust’s registration statement on Form N-1A, which was filed on October 3, 2025, to register four new series of the Trust (the “Funds”). For your convenience, set forth below are your comments followed by the Trust’s responses.

1.	The “Principal Investment Strategies” section of the Venerable Real Estate Fund indicates that the Fund invests in equity securities of real estate companies economically tied to the U.S. Please disclose how the phrase “economically tied” is defined.

Response: The requested change has been made.

2.	Given the liquidity profile of the Venerable Real Estate Fund, please discuss supplementally how investing significantly in real estate investment trusts (“REITs”) is appropriate for the open-end fund structure. Please include the factors referenced in the adopting release to Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Consistent with the requirements of Rule 22e-4 under the 1940 Act and the Trust’s liquidity risk management program, the Adviser, together with the Sub-Adviser, has reviewed and assessed the Fund’s potential liquidity risk and determined that the strategy is appropriate for an open-end fund. In particular, 100% of the Fund’s portfolio securities, including the REITs in which the Fund expects to invest (“Portfolio REITs”), are expected to be classified as highly liquid under Rule 22e-4. The factors the Fund’s liquidity risk program administrator (the “Administrator”) considered as part of this review include, but are not limited to:

i.	Existence of Active Market for an Asset Class or Investment; Exchange-Traded Nature of an Asset Class or Investment:

Morgan, Lewis & Bockius llp

2222 Market Street
Philadelphia, PA 19103	+1.215.963.5000
United States	+1.215.963.5001

o	The Administrator currently expects that the Fund will invest only in exchange-traded Portfolio REITs that trade in active markets.

ii.	Frequency of Trades or Quotes; Average Daily Trading Volume
o	The Administrator currently expects that the Fund’s Portfolio REITs will trade with sufficient frequency and volume to support a highly liquid classification.

iii.	Volatility of Trading Prices and Bid-Ask Spreads
o	The Administrator considers the average daily trading volume and bid-ask spreads as part of its liquidity classification model.

iv.	Standardization and Simplicity of Asset Class’s or Investment’s Structure
o	The Administrator currently expects that the Fund’s Portfolio REITs will be standardized.

v.	Restrictions on Trading; Limitations on Transfer
o	While the governing documents of most REITs include limitations on the amount of the REITs’ shares a particular investor can own, the Administrator does not expect these limitations to materially affect the liquidity of the Fund’s Portfolio REITs. The Administrator is not aware of any other restrictions on trading or limitations in transferring the Fund’s Portfolio REITs that would cause the Administrator to classify the Portfolio REITs as other than highly liquid.

3.	Please disclose what the term “focused” in the “Venerable Inflation Focused Fund” means in connection with the Fund’s strategy.

Response: In response to this Comment, the Fund has added the following disclosure in the Principal Investment Strategies section of the prospectus: “In pursuing its investment objective, the Fund seeks, over the long term, to provide investment returns that exceed the level of U.S. inflation, as measured by the Consumer Price Index for All Urban Consumers.”

4.	In connection with the Venerable Government Money Market Fund, please adopt an 80% policy for government securities and repurchase agreements collateralized by government securities, as appropriate.

Response: The requested change has been made.

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If you have any questions or comments, please do not hesitate to contact me at 215.963.5862.

Sincerely,

/s/ David W. Freese
David W. Freese

cc:	Kristina Magolis, Venerable Variable Insurance Trust

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